FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16

of the Securities Exchange Act of 1934

For the month of January 2014

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG Provides its Vessel Utilization

for the Fourth Quarter and Year 2013

PARIS, France – January 14, 2014

CGG provides its vessel utilization and fleet allocation updates for the fourth quarter and full year of 2013.

Vessel utilization for the fourth quarter of 2013:

•	The vessel availability rate was 83%, in line with Company forecasts made during the recent Capital Market Day and following the delay of recently awarded large contracts. This compares to an 89% availability rate in the third quarter of 2013 and a 93% rate in the fourth quarter of 2012.

•	The vessel production rate was 90%. This compares to a 94% production rate in the third quarter of 2013 and an 89% rate in the fourth quarter of 2012.

•	During the fourth quarter of 2013, our 3D vessels were allocated 66% to contract and 34% to multi-client programs.

Vessel utilization and fleet allocation update for the full year 2013:

•	The vessel availability rate for the full year 2013 was 89%. This compares to a 90% rate for the full year 2012.

•	The vessel production rate was 92% for the full year 2013. This compares to a 90% rate for the full year 2012.

•	During 2013, our 3D vessels were allocated 72% to contract and 28% to multi-client programs.

Backlog as of January 1st 2014

•	CGG backlog as of January 1st 2014 stood at $1,340 million, sequentially stable and up 9% compared to last year.

[1]	- The vessel availability rate, a metric measuring the structural availability of our vessels to meet demand; this metric is related to the entire fleet, and corresponds to the total vessel time reduced by the sum of the standby time, of the shipyard time and the steaming time (the “available time”), all divided by total vessel time;
[2]	- The vessel production rate, a metric measuring the effective utilization of the vessels once available; this metric is related to the entire fleet, and corresponds to the available time reduced by the operational downtime, all then divided by available time.

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs over 9,800 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Communications Contact Christophe Barnini Tel: +33 1 64 47 38 11 E-Mail: invrelparis@cgg.com	Investor Relations Contact Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: invrelparis@cgg.com

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date January 14th, 2014	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Senior EVP